Exhibit (7)(b)

FORM OF

SELLING AGREEMENT

FOR

NEXPOINT OPPORTUNISTIC CREDIT FUND

This Selling Agreement (“Agreement”) is made by and between [NAME OF INTERMEDIARY] (“Intermediary”) and Highland Capital Funds Distributor, Inc. (“Distributor”), and is effective as of the date accepted and agreed to by the Distributor below.

R E C I T A L S

WHEREAS, NexPoint Opportunistic Credit Fund (the “Fund”), which is registered under the Investment Company Act of 1940, as amended (“1940 Act”), and currently offers for public sale its shares of beneficial interest (the “Shares”); and

WHEREAS, Distributor, a Delaware Corporation, serves as the principal underwriter for the Fund pursuant to the Distribution Agreement by and between Distributor and the Fund dated [            ], 2016 (“Distribution Agreement”); and

WHEREAS, Intermediary, a [STATE OF ORGANIZATION] [BUSINESS STRUCTURE], desires to offer and sell Shares of the Funs, including Shares of any and all series or classes thereof.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, Distributor and Intermediary agree as follows:

I.	APPOINTMENT.

Distributor hereby authorizes Intermediary on a non-exclusive basis and subject to applicable law, rule and regulation; the terms and conditions of the then current prospectus and any supplements thereto as may be filed from time to time and any statement of additional information (“SAI”) of the Fund (collectively, the then current prospectus, as supplemented, and SAI of the Fund are hereinafter referred to as the “Prospectus”); other applicable Fund documentation; reasonable instructions of the Distributor; and the terms set forth herein, to: (i) offer and sell Shares; and (ii) place (or arrange for the placement) with the Fund or its delegate(s) orders for the purchase or exchange of Shares.

A.	This Agreement shall not be deemed to obligate Intermediary to offer or sell the Shares of the Fund or any class of Shares, and Intermediary may choose the class or classes of Shares to offer or sell in its sole discretion. Intermediary shall use only its best efforts in the offer and sale of the class or classes of Shares it chooses to offer and sell.

B.	Each party understands and acknowledges that: (i) the other parties hereto and/or the Fund may enter into other similar agreements and arrangements with other financial intermediaries, investment companies, sponsors, providers, administrators, record keepers or servicing agents or bureaus, as the case may be; and (ii) that nothing herein shall constitute Distributor and Intermediary as a selling syndicate, association, joint venture, partnership, unincorporated business or other separate legal entity, or otherwise serve as the basis to conclude that Distributor and Intermediary are partners, or that Intermediary is anything other than an independent contractor of Distributor.

C.	The customers in question are for all purposes Intermediary’s customers and not Distributor’s customers. The Fund shall execute Intermediary’s transactions for each of Intermediary’s customers only upon Intermediary’s authorization; it being understood in all cases that:

1.	Intermediary is acting as the agent for the customer;

2.	As between Intermediary and the customer, the customer will have beneficial ownership of the securities;

3.	Each transaction is initiated solely upon the order of the customer;

4.	Each transaction shall be executed by the Fund only upon receipt of instructions from Intermediary acting as agent for Intermediary’s customer;

5.	Each transaction is for the account of the customer; provided, however, that the foregoing shall not prevent the purchase of Shares by Intermediary for Intermediary’s own bona fide investment;

6.	Intermediary is responsible for determining the suitability of the Fund (and class of Shares thereof) for any customer to whom it recommends such Shares;

7.	Intermediary will have the full right, power and authority to effect transactions (including without limitation, placing any purchases and redemptions) in Shares on behalf of all customer accounts provided by Intermediary to any transfer agent of the Fund as such term is defined in the Prospectus (“Transfer Agent”); and

8.	Intermediary shall be responsible for opening and approving and monitoring customer accounts, all in accordance with applicable law, including the rules of the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority, Inc. (“FINRA”).

D.	Distributor’s obligations to Intermediary under this Agreement are subject to all applicable provisions of the Distribution Agreement entered into between Distributor and the Fund. Intermediary understands and agrees that in performing Intermediary’s services covered by this Agreement, Intermediary is acting as agent for the customer, and Distributor is in no way responsible for the manner of Intermediary’s performance or for any of Intermediary’s acts or omissions in connection therewith.

E.	Intermediary understands and agrees that, as Distributor for the Shares, Distributor is not liable to the Fund for payment for purchases of Shares.

II.	COMPENSATION.

A.	If applicable, Intermediary understands that it will be compensated for distribution services it provides under the terms of this Agreement in accordance with the terms of the Prospectus.

B.

Intermediary acknowledges that any compensation paid to Intermediary, if any, is subject to all rules and regulations of FINRA. The Intermediary further acknowledges that any compensation paid to it will only derive from amounts paid to the Distributor from the

Fund. The Intermediary also acknowledges and agrees that the Distributor shall not be responsible for the payment of any compensation unless and until the Distributor has received corresponding compensation from the Fund, and the Intermediary agrees to waive payment of such compensation unless and until the Distributor has received payment from the Fund.

C.	In the event that any payment of compensation to the Distributor from the Fund in respect of services provided by Intermediary hereunder is: (i) directly or indirectly limited, restricted or prohibited by applicable law, rule or regulation; or (ii) otherwise reduced or terminated for reasons beyond the reasonable control of Distributor, the Distributor may reduce or eliminate the compensation payable to Intermediary hereunder.

D.	In the event Intermediary utilizes the services of a broker-dealer to clear and settle transactions with the Fund (“Clearing Firm”), Intermediary acknowledges and agrees that any compensation payable by Distributor under this Section III shall be paid to the Clearing Firm for credit to the Intermediary. The agreement between the Intermediary and the Clearing Firm will govern the pass through of fees from the Clearing Firm to the Intermediary. To the extent that Intermediary permits the Clearing Firm to retain any payments made by Distributor pursuant to this Section III, the parties acknowledge that such payments represent compensation for the services provided by the Clearing Firm to the Intermediary and not for distribution or shareholder services provided to the Distributor, the Fund or shareholders of the Fund.

III.	ORDER HANDLING.

A.	Intermediary will offer and sell the Shares only in accordance with the terms and conditions of the Prospectus and Intermediary will make no representations not included in the Prospectus or in any authorized supplemental material supplied by Distributor.

B.	Intermediary understands that the Shares of the Fund will be offered and sold at a price based on the net asset value (“NAV”) next determined after a purchase order is effective plus any applicable sales charge (the “Current Offering Price”), which is in effect at the time the order for such Shares is confirmed and accepted by the Fund or its Transfer Agent.

C.	All requests for repurchase of Shares of the Fund shall be executed at the NAV as determined on the pricing dated for the repurchase offer and the proceeds of such repurchases shall be reduced by any expenses permitted by Rule 23c-3 under the 1940 Act for repurchase offers, as set forth in the Prospectus or the applicable repurchase offer notice, as the case may be.

D.	Class Z Shares are available only to certain ‘Eligible Investors” as provided in the Class Z prospectus of the Fund, as amended from time to time. Intermediary agrees to make Class Z Shares available to its customers only with written authorization from the Fund. In connection with any repurchase offer for Shares, Intermediary agrees to deliver or cause to be delivered to each customer to whom such offer is made, a copy of the prospectus offer notice.

E.

Intermediary expressly acknowledges and understands that the Shares will not be repurchased by the Fund (other than through repurchase offers or tender offers from time to time, if any) and that no secondary market for the Shares exists currently or is expected to develop. Intermediary also expressly acknowledges and agrees that, in the event the customer seeks to cancel his or her order for such Shares after confirmation, such Shares may not be repurchased, remarketed or otherwise disposed of by or through Intermediary. ANY REPRESENTATION AS TO A REPURCHASE OFFER OR A TENDER OFFER BY THE FUND, OTHER THAN THAT WHICH IS SET FORTH IN ITS PROSPECTUS OR THE REPURCHASE OFFER NOTICE, IS EXPRESSLY PROHIBITED.

F.	The minimum dollar purchase of Shares shall be the applicable minimum amount described in the then current Prospectus and no order for less than such amount will be accepted hereunder.

G.	All purchase requests and applications submitted by Intermediary are subject to acceptance or rejection in the Fund’s or Distributor’s sole discretion, and, if accepted, each purchase will be deemed to have been consummated at the office of the Fund.

H.	The Fund reserves the right, at its discretion and without prior notice, to suspend the sale of Shares or withdraw entirely the sale of Shares of the Fund.

I.	Intermediary agrees that all transactions will be processed through the systems of the National Securities Clearing Corp. (“NSCC”) unless otherwise agreed to between the parties or as instructed by the Transfer Agent. The procedures relating to purchase, redemption or exchange orders and the handling thereof will be subject to the terms of the Prospectus and written and agreed upon instructions received by Intermediary from the Fund or its Transfer Agent from time to time.

J.	Intermediary agrees that Intermediary will follow all requirements, rules and regulations in connection with Intermediary’s handling of orders for transactions in the Shares, including, without limitation, Rule 22c-1(a) under the 1940 Act and as required by FINRA Rules 2010 and 2020.

K.	Intermediary understands and agrees that, if any Shares sold under this Agreement are repurchased by the Fund or a repurchase request is submitted to the Fund within seven (7) “Business Days” (i.e., a day that the applicable Fund is open for business) after the date of confirmation of the initial purchase of such Shares, Intermediary shall forfeit and repay to the Distributor any portion of a sales charge “reallowed” by the Fund to Intermediary with respect to such Shares.

L.	Intermediary will not present any conditional purchase orders, and Intermediary understands that no conditional orders will be accepted by the Fund or its agents. Intermediary agrees that purchase orders placed by Intermediary will be made only for the purpose of covering purchase orders already received from Intermediary’s customers and that Intermediary will not make purchases for any securities dealer or broker.

M.	Intermediary further agrees that Intermediary will comply with the terms of the then current Prospectus with respect to the purchase, repurchase and exchange of Shares, including any market-timing and late trading policies applicable to the Shares. Intermediary further represents and warrants that Intermediary maintains, and will continue to maintain during the term of this Agreement, internal policies and procedures which Intermediary believes are appropriate and sufficient with regard to the appropriate order handling of the Shares.

N.	For trades placed manually, payment for purchases of Shares made by wire order from Intermediary shall be made directly to the Fund’s Transfer Agent, as per the Prospectus instructions, in an amount equal to the Current Offering Price per Share being purchased without deduction for Intermediary’s agency commission, if any. If such payment is not received at the customary or required time for settlement of the transaction, Intermediary understands that the Fund reserves the right, without notice, forthwith, to cancel the sale, in which case Intermediary may be held responsible for any reasonable loss, including loss of profit, and expense suffered by the Fund or Distributor resulting from Intermediary’s failure to make the aforesaid payment.

O.	On the settlement date of each transaction, Intermediary on behalf of Intermediary’s customers will remit the full purchase price, and Intermediary’s customer will be credited with an investment in the Shares of the Fund equal to such purchase price. Intermediary’s agency commission, if any, shall be payable on at least a monthly basis.

P.	Intermediary further agrees to obtain from each customer to whom Intermediary sells Shares any taxpayer identification number certification required by Section 3406 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

Q.	Intermediary further agrees that it will place orders immediately upon their receipt and will not withhold any order so as to profit therefrom; provided, however, that the foregoing shall not prevent the purchase of Shares by Intermediary for Intermediary’s own bona fide investment.

IV.	SALES LOADS AND BREAKPOINTS.

In the event the Fund offers Shares with a front-end sales load, Intermediary acknowledges and agrees to the following:

A.	In the case of purchase of Shares hereunder that are sold with a sales load, an agency commission shall be payable to Intermediary as hereinafter provided. In determining the amount of any agency commission payable to Intermediary hereunder, the Fund and Distributor reserve the right to exclude any accounts which the Fund or Distributor reasonably determines are not initiated, and any subsequent purchases for any accounts which the Fund or Distributor reasonably determines are not made, in accordance with the terms of the Prospectus and the provisions of this Agreement.

B.	In accordance with the terms of the Prospectus, a reduced sales load may be available to customers on the purchase of additional Shares of the Fund sold with a front-end sale load at the then Current Offering Price per share when the total of the: (i) dollar amount of Shares then being purchased; and (ii) an amount equal to the then current net asset value of the Shares of the Fund that are already beneficially owned at the time of purchase by the customer on which a front-end sales load has been directly or indirectly paid reaches the amount needed to qualify for a reduced sales charge. Certain purchases of Shares made by a customer and certain other persons (for example, a customer’s spouse and minor children) as set forth from time to time in the Prospectus may be combined for purposes of qualifying for a reduced front-end sales load, and other reduced sales loads may apply as described in the Prospectus. Reduced front-end sales loads may be modified or terminated at any time in the sole discretion of the Fund.

C.	Intermediary acknowledges that certain classes of investors may be entitled to an exemption from the front-end sales load and be able to purchase at net asset value without a front-end sales load as from time to time provided in the Prospectus.

D.	Intermediary agrees to advise the Fund or its designee promptly as to the amount of any and all sales of Shares by Intermediary qualifying for a reduced front-end sales load or an exemption from the front-end sales load. Intermediary shall be solely responsible for determining whether a sale qualifies for a reduced front-end sales load.

E.	Intermediary agrees that it is responsible for knowing the provisions and policies of the Fund related to sales charges and applicable breakpoints and for applying those provisions and policies to the sale of Shares to customers. Intermediary agrees that it will not combine customer orders to reach breakpoints in commissions or for any other purposes unless authorized by the then current Prospectus or by the Fund in writing. Intermediary further agrees that it will not place orders for Shares in amounts just below the point at which sales charges are reduced so as to benefit from a higher sales charge applicable to an amount below a breakpoint.

F.	Intermediary further agrees to maintain policies and procedures, including supervisory procedures, reasonably designed to ensure that customers are apprised of, and receive, breakpoint opportunities. Intermediary agrees to provide the Fund or Distributor, upon reasonable request, with a copy of such policies and procedures.

V.	COMPLIANCE MATTERS.

A.	In connection with its duties and obligations hereunder, Intermediary will at all times comply with: (i) the terms of the Prospectus and other applicable Fund documentation; (ii) all applicable laws, rules and regulations, including, without limitation, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, as the case may be; and (iii) the regulations, notices and other requirements of any self-regulatory organization of which the Intermediary is a member.

B.	Intermediary shall establish, implement and maintain an adequate business continuity policy aimed at ensuring, in the case of an interruption to its systems and procedures, the preservation of essential data and functions, and the maintenance of services and activities, or, where that is not possible, the timely recovery of such data and functions and the timely resumption of its services and activities. Intermediary shall maintain a log of all business continuity events. In the event that a material business continuity event occurs, Intermediary shall advise the Distributor promptly of such event and the steps proposed in order to minimize any interruption to its services hereunder.

VI.	REPRESENTATIONS AND WARRANTIES.

A.	Each party hereto represents, warrants, and covenants that:

1.	It has full power and authority under applicable law, and has taken all action necessary, to enter into and perform this Agreement;

2.	It is entering into this Agreement and performing its duties and obligations hereunder will not breach or otherwise impair any other agreement or understanding the party has with any other person, corporation, or other entity; and

3.	It has obtained all registrations, licenses and regulatory authorizations necessary to permit it to perform the activities hereunder and shall maintain all such registrations, licenses and authorizations during the term of this Agreement.

B.	Intermediary further represents, warrants, and covenants that:

1.	It is a member in good standing of FINRA, and that it shall notify Distributor immediately if it ceases to be a member in good standing of FINRA;

2.	The arrangements provided for in this Agreement, including compensation arrangements, will be timely disclosed, to the extent required or appropriate, by Intermediary to Fund shareholders and prospective Fund shareholders and the receipt of the compensation “reallowable” or payable to Intermediary in connection with this Agreement will not violate any applicable law, rule or regulation, including ERISA, and in particular will not constitute a non-exempt prohibited transaction under ERISA or the Code;

3.	In connection with sales of Shares or delivery of such Shares after sale (except with respect to subscription accounts), it shall furnish to each investor a copy of the applicable then-current Prospectus (at no cost to the Fund, Distributor or any affiliated person of them), including supplements (all as obtained from Distributor as provided for in Section VIII), in a manner that satisfies all delivery obligations of the Fund and/or Intermediary under applicable law, rule and regulation;

4.	It has due authority to take each act it takes on behalf of each of its customers, maintains in its files proper authorization from each of its customers to exercise such authority (whether or not exercising investment discretion (as defined in Section 3(a)(35) of the Securities Exchange Act of 1934, as amended) and has examined such documents and is satisfied that each such document is authentic, properly authorized and duly executed and delivered to Intermediary by the customer or its duly authorized agent;

5.	If Intermediary provides brokerage clearing services to broker-dealers that wish to sell Shares to their customers (each, an “Originating Firm”): (i) it and each such Originating Firm are parties to a clearing agreement which conforms with the requirements of FINRA or, as applicable, the rules of a national securities exchange; and (ii) in connection with its provision of such services, Intermediary shall be responsible for ensuring either that the Originating Firm (1) complies with the terms and conditions of the Prospectus and this Agreement when Originating Firm offers, sells or otherwise acts in connection with or pursuant to this Agreement as if it were Intermediary hereunder (and Intermediary acknowledges that it shall be as responsible to the Fund and the Distributor for each act or omission of Originating Firm as if Intermediary had itself so acted or omitted) or (2) has entered into a Selling Agreement or other suitable agreement with Distributor;

6.	It understands the Fund administrator’s record-keeping obligations under Rule 204-2(a)(18)(i)(B) under the Investment Advisers Act of 1940, as amended (“Advisers Act”), with respect to any “government entity” (as such term is defined in Rule 206(4)-5 under the Advisers Act) invested in the Fund, and will provide, upon request, in a format agreed between the parties, the information required to be kept as a record by the administrator in connection with 529 plan accounts and all participant-directed 403(b) and 457 retirement plan accounts in the Fund that are sponsored by a state or any of its political subdivisions, agencies, authorities, or instrumentalities; and

VII.	STATE FILING REQUIREMENTS.

Upon request, Distributor shall notify Intermediary of the states or other jurisdictions in which the Fund’s Shares are currently noticed, registered or qualified for offer or sale to the public. Distributor shall have no obligation to make notice filings of, register or qualify, or to maintain notice filings of, registration of or qualification of, the Fund’s Shares in any particular state or other jurisdiction. Intermediary shall comply with requests of Distributor for information about the Intermediary’s customers that are Fund shareholders that Distributor properly may require in order for the Fund to make notice and other applicable filings under state law, as well as to qualify for any applicable exemptions.

VIII.	PROSPECTUS DELIVERY AND OTHER SHAREHOLDER COMMUNICATIONS.

A.	In connection with the offers to sell and sales of Shares, Intermediary agrees to deliver or cause to be delivered to each person to whom such offer or sale is made, at or prior to the time of completion of such sale, a copy of the Prospectus and, upon request, the SAI of the Fund. Distributor will furnish, or cause to be furnished, to Intermediary without charge reasonable quantities of Prospectuses and SAIs, with any supplements currently in effect, and copies of current shareholder reports of the Fund, and sales materials issued from time to time.

B.	Distributor shall deliver, or cause to be delivered, to Intermediary copies of all annual and interim reports and any other information and materials relating to the Fund and prepared by or on behalf of Distributor, the Fund or its investment adviser, custodian, transfer agent or dividend disbursing agent, to provide to each of the customers who purchase Shares through Intermediary.

C.	Intermediary may not publish any advertisement or distribute sales literature or other written material to the public which makes reference to Distributor or the Fund (except material which Distributor has furnished to Intermediary) without Distributor’s prior written approval.

IX.	RECORDKEEPING.

Intermediary will: (i) maintain all records required by law to be kept by Intermediary relating to transactions in Shares of the Fund and shall promptly make available such records and other records as the Fund or Distributor may reasonably request; and (ii) promptly notify the Fund and Distributor if Intermediary experiences any difficulty in maintaining the records described in the foregoing clause in an accurate and complete manner. If Intermediary holds Shares as record owner for its customers, it will be responsible for maintaining all necessary books and records which reflect their beneficial ownership of Shares, which records shall specifically reflect that Intermediary is holding Shares as agent, custodian or nominee for its customers.

X.	PROXIES.

Intermediary will cooperate with reasonable requests of the Fund in the solicitation of proxies by the Fund’s board of trustees (the “Board”) as provided for in any proxy material. Intermediary will comply with all obligations required of it by applicable law, rules or regulations in connection with the solicitation of such proxies.

XI.	INDEMNIFICATION; LIMITATION ON DAMAGES.

A.	Intermediary shall indemnify and hold harmless the Fund and Distributor and each of their directors, trustees, officers, employees, and each person, if any, who controls any of them within the meaning of the Securities Act of 1933, as amended, against any losses, claims, damages, liabilities or expenses (“Losses”) to which an indemnitee may become subject insofar as such Losses or actions in respect thereof arise out of or are based upon: (i) Intermediary’s gross negligence or willful misconduct in performing hereunder; (ii) any material failure by Intermediary to comply with any provision of this Agreement, the Prospectus, other applicable Fund documentation or applicable laws, rules and regulations; (iii) any material breach by Intermediary of a representation or warranty made in this Agreement; or (iv) any untrue statement or representation made by Intermediary with respect to the Fund or Shares other than statements contained in the Prospectus, advertisements, or supplemental material authorized by Distributor.

B.	An indemnitor will reimburse an indemnitee for any legal or other expenses reasonably incurred, as incurred, by them in connection with investigating or defending any such Loss, claim or action. This indemnity provided in this Section XI will be in addition to any liability which an indemnitor may otherwise have.

C.	If an indemnitee hereunder receives notice of the commencement of an action and wishes to seek indemnification hereunder, the indemnitee will notify the indemnitor of such commencement within ten (10) days after the summons or other first legal process has been served. The omission so to notify the indemnitor will not relieve it from any liability that it may have to any indemnitee otherwise than under this Section XI. If any such action is brought against any indemnitee and it properly notifies the indemnitor of such commencement, the indemnitor may assume the defense thereof with counsel reasonably satisfactory to the indemnitee, and the indemnitee(s) in such action entitled to indemnification hereunder may participate in the defense or preparation of the defense of any such action. If the indemnitor elects to assume the defense of any such action and retain counsel: (i) the indemnitee(s) shall bear the fees and expenses of any additional counsel retained by any of them; and (ii) the indemnitor shall not, without the prior written consent of the indemnitee(s), settle or compromise the liability of the indemnitee(s), or permit a default or consent to the entry of any judgment in respect thereof, unless each indemnitee receives from the claimant a release from all liability in respect of such claim. If the indemnitor does not elect to assume the defense of any such action, the indemnitor will reimburse the indemnitee(s) named as defendant(s) in such action for the fees and expenses of counsel agreed upon by indemnitor and indemnitee.

D.	THE PARTIES AGREE THAT, NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, NO PARTY SHALL BE LIABLE TO ANOTHER PARTY FOR ANY PUNITIVE, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH THIS AGREEMENT, EVEN IF THE PARTY WHO IS LIABLE HAS BEEN INFORMED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

XII.	CONFIDENTIAL INFORMATION.

Each party hereto agrees to comply, to the extent applicable, with the requirements of Title V of the Gramm-Leach-Bliley Act, 15 U.S.C. §§ 6801 et seq., as may be amended from time to time, and any regulations adopted thereto, including Regulation S-P of the SEC, as well as with any other applicable federal or state privacy laws and regulations, including but not limited to (as applicable) the Massachusetts Standards for the Protection of Personal Information, 201 CMR 17.00, et seq. Intermediary shall implement and maintain appropriate security measures for personal information of Fund shareholders and others in accordance with applicable laws, rules and regulations. The parties agree that any “Non-Public Personal Information,” as the term is defined in Regulation S-P that may be disclosed hereunder is disclosed for the specific purpose of permitting the other parties to perform the services set forth in this Agreement. Each party acknowledges that, with respect to such information, it will comply with Regulation S-P and that it will not disclose any Non-Public Personal Information received in connection with this Agreement to any other person, except: (i) to the extent required to carry out the services set forth in this Agreement; (ii) as otherwise required or permitted by law or regulation; or (iii) as requested by any regulatory body or governmental agency or body having jurisdiction over the disclosing party.

XIII.	ANTI-MONEY LAUNDERING.

A.	Intermediary represents and warrants that it has implemented, and agrees to maintain an anti-money laundering program reasonably designed to comply with all applicable anti-money laundering laws and regulations, including but not limited to the Bank Secrecy Act of 1970 and the USA PATRIOT Act of 2001, each as amended from time to time, and any rules adopted thereunder and/or any applicable anti-money laundering laws and regulations of other jurisdictions where Intermediary conducts business, and any rules adopted thereunder or guidelines issued, administered or enforced by any governmental agency. Intermediary further represents and warrants that its anti-money laundering program includes written policies, a designated compliance officer, ongoing training for employees, procedures for detecting and reporting suspicious transactions, and an independent audit to test the implementation of the program.

B.

Intermediary represents and warrants that it has policies, procedures and internal controls in place which are reasonably designed so that neither it, nor any of its subsidiaries, nor any officer, director, or employee of it or its subsidiaries is an individual or entity (“Person”) that is, or is controlled by a Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”); or (ii) located, organized or resident in a country or territory that is the subject of Sanctions. Further, Intermediary will continue to undertake appropriate due diligence to ensure that neither the Intermediary nor any Person is subject to Sanctions. Intermediary further represents that the foregoing policy prohibits the Intermediary and its officers, directors, employees and other representatives from soliciting or focusing its marketing effort directly or indirectly to any Person who is subject to Sanctions. Intermediary acknowledges its ongoing and continuing obligations to comply with the applicable Sanctions. Intermediary will provide reasonable assistance to the other parties hereto in connection with their respective obligations under the applicable Sanctions.

C.	Intermediary represents, warrants, and covenants that: (i) its officers, directors, employees, agents and other representatives (together with Intermediary, each a “Relevant Person”) are subject to written policies and procedures relating to anti-bribery and anti-corruption, and shall not commit, authorize or permit any action that would cause any Relevant Person to be in violation of any applicable anti-bribery and corruption laws (such as the U.S. Foreign Corrupt Practices Act and/or the UK Bribery Act, in each case, if applicable); (ii) in connection with any services provided in connection with this Agreement, the Relevant Persons have not taken nor will they take any actions in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving anything of value to, nor have the Relevant Persons received, nor will they receive, any payment or anything of value from, any person (whether directly or indirectly) while knowing that all or some portion of the money or value will be offered, given, promised or received by anyone improperly to influence official action, improperly to obtain or retain business or otherwise secure an illegal advantage; and (iii) it shall create and maintain accurate books and financial records in connection with the services performed under this Agreement. Intermediary shall promptly notify Distributor if a Relevant Person becomes aware of any breach of this provision, and Distributor may terminate this Agreement with immediate effect in the event of such breach by any Relevant Person.

XIV.	ABUSIVE TRADING PRACTICES.

Intermediary shall make reasonable efforts to assist the Fund and its service providers (including Distributor and Transfer Agent) to detect, prevent and report excessive, short-term trading of Shares and other abusive trading practices, including “market timing.” If Intermediary has actual knowledge of violations of Fund policies (as set forth in the Prospectus) or applicable law regarding: (i) the timing of orders and pricing of Shares; or (ii) excessive short-term trading, market timing or other abusive trading practices, Intermediary shall promptly report such known violations to Distributor.

XV.	SHAREHOLDER INFORMATION (RULE 22c-2).

A.	Agreement to Provide Information. Intermediary agrees to provide to the Fund or its designee, upon written request of the Fund or its designee (or their authorized affiliates), the Taxpayer Identification Number (“TIN”), Individual/International Taxpayer Identification Number (“ITIN”) or other government-issued identifier (“GII”), if known, of any or all shareholders of the account and the amount, date, name or other identifier of any investment professional(s) associated with the shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every transaction of Shares held through an omnibus account maintained by Intermediary during the period covered by the request.

1.	Period Covered by Request. Requests must set forth a specific period for which transaction information is sought, which generally will not exceed ninety (90) days (or any three (3) month period, as applicable) of transaction information. The Fund or its designee may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

2.	Form and Timing of Response. Intermediary agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in XV.A. If requested by the Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in XV.A is itself an intermediary (“Indirect Intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in XV.A for those shareholders who hold an account with an Indirect Intermediary or (ii) restrict or prohibit the Indirect Intermediary from purchasing, in nominee name on behalf of other persons, Shares issued by the Fund. Intermediary additionally agrees to inform the Fund or its designee whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format or another industry standardized data reporting format.

3.	Limitations on Use of Information. The Fund, Distributor and each of their affiliates agree not to use the information received pursuant to this Section XV.A for marketing or any other similar purpose without Intermediary’s prior written consent. Separately, the Fund has provided written assurances to the Distributor that the Fund will not use the information received for marketing or any other similar purpose without the Intermediary’s prior written consent.

B.	Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund or its designee to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through an account with Intermediary) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

1.	Form of Instructions. Instructions to restrict trading must include the shareholder(s)’ TIN, ITIN or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN or GII is not known, the instructions must include an equivalent identifying number of the shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

2.	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by Intermediary.

3.	Confirmation. Intermediary will provide written confirmation to the Fund or its designee that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

XVI.	MISCELLANEOUS.

A.	Amendment and Termination.

This Agreement may be amended only by a writing executed by both parties; provided, however, Intermediary agrees that Distributor has and reserves the right, in Distributor’s sole discretion, to modify, amend or cancel this Agreement upon written notice to Intermediary of such modification, amendment or cancellation, which shall be effective on the date stated in such notice.

Intermediary may terminate this Agreement by notice in writing to Distributor, which termination shall become effective sixty (60) days immediately after the date of mailing of such notice to Distributor. This Agreement may be terminated with respect to the Fund or a class of Shares thereof at any time, without payment of any penalty, by vote of a majority of the trustees who are not “interested persons” (as defined in the 1940 Act), or by vote of a majority of the class of Shares of the Fund for which services are provided hereunder, on not more than sixty (60) days’ written notice. Without limiting the foregoing, Distributor may terminate this Agreement for cause on violation by Intermediary of any of the provisions of this Agreement, said termination to become effective on the date of mailing notice to Intermediary of such termination.

Without limiting the foregoing, any provision hereof to the contrary notwithstanding, Intermediary’s expulsion from FINRA will automatically terminate this Agreement without notice. Intermediary’s suspension from FINRA or Intermediary’s violation of applicable state or federal laws or rules and regulations of any authorized regulatory agency will terminate this Agreement effective upon the date of Distributor’s mailing notice to Intermediary of such termination.

B.	No Waiver. Waiver of any breach of any provision of this Agreement will not be construed as a waiver of the provision or of Distributor’s right to enforce said provision thereafter. Distributor’s failure to terminate for any cause shall not constitute a waiver of Distributor’s right to terminate at a later date for any such cause.

C.	Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign this Agreement nor any rights, privileges, duties or obligations hereunder without the prior written consent of the other parties, except that Distributor may assign or transfer this Agreement to any affiliated broker-dealer which becomes the underwriter of the Fund without obtaining the written consent of the Intermediary.

D.	Notices. Any notice, request, demand, approval or other communication required or permitted under the terms of this Agreement, must be in writing addressed to the parties at the addresses set forth below, or other address subsequently specified by a party in writing, and will be deemed given on the date sent if delivered personally or on the next day after it is sent if sent via overnight delivery by Federal Express or similar delivery service, or on the third day after it is sent via registered mail with the U.S. Postal Service.

If to Distributor:

Brian Mitts

200 Crescent Court, Suite 700

Dallas, TX 75201

Fax:

If to Intermediary:

Fax:

E.	Governing Law.

1.	This Agreement and its Exhibits shall be governed by, and construed in accordance with, the internal laws of the [State of New York] and the applicable provisions of federal law. To the extent that the applicable laws of the [State of New York], or any of the provisions herein, conflict with the applicable provisions of federal law, the latter shall control.

2.	Each party to this Agreement hereby irrevocably consents to the jurisdiction of the [United States District Court for the Southern District of New York located in the Borough of Manhattan and the courts of the State of New York located in the County of New York] in any action to enforce, interpret or construe any provision of this Agreement and waives any objection that it may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over them.

3.	THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

4.	Notwithstanding the foregoing, if a dispute arises between parties hereto that are members of FINRA, and such parties are unable to resolve the dispute between themselves, it shall be settled by arbitration to the extent required by and in accordance with the then existing FINRA Code of Arbitration Procedure.

F.	Effective Date and Entire Agreement. This Agreement shall become effective as of the date when it is accepted. This Agreement contains the full and complete understanding of the parties and supersedes all prior representations, promises, statements, arrangements, warranties and understandings between the parties with respect to the subject matter hereof, whether oral or written, express or implied.

G.

Subcontracting. Each party may appoint and compensate from their respective resources one or more other entities (each, a “delegate”) to perform any or all of their respective obligations under this Agreement on a subcontracted basis so long as the party has undertaken commercially reasonable due diligence to ensure the delegate possesses the requisite expertise, personnel and resources to perform such obligations, and obtains a written agreement from the delegate related to the services to be performed in connection with this Agreement. If either party appoints one or more delegates to perform any or all of their respective obligations under this Agreement on a subcontracted basis, the appointing party will remain liable to the other party for the delegated acts and omissions of such delegates as if the appointing party itself performed (or failed to perform) such obligations.

H.	Freedom to Act. Nothing herein shall limit the authority of the Fund or the Distributor to take such lawful action as either of them may deem appropriate or advisable in connection with all matters relating to the operation of the Fund and the sale of the Shares. Nothing herein shall preclude the Fund’s Board from taking any actions it deems necessary in furtherance of its fiduciary duties, which may include refusing to sell Shares to any person or suspending or terminating the offer of any Shares of the Fund.

I.	Severability. If any provision of this Agreement is held by any court or any act, regulation, rule or decision of any other governmental or supranational body or authority or regulatory or self-regulatory organization to be invalid, illegal or unenforceable for any reason, it shall be invalid, illegal or unenforceable only to the extent so held and shall not affect the validity, legality or enforceability of the other provisions of this Agreement so long as this Agreement, as so modified, continues to express, without material change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits, obligations, or expectations of the parties to this Agreement.

J.	Force Majeure. Notwithstanding any other provisions of this Agreement to the contrary, Distributor and Intermediary shall not be responsible for delays or errors caused by acts of God or by circumstances beyond their reasonable control, provided that the party relying on this provision has adopted, implemented and appropriately maintained a commercially reasonable and regulatory compliant business continuity plan and makes reasonable efforts to mitigate damages.

K.	Survival; Headings; Counterparts. The provisions of Sections XI, XII, XIII, XVI.A, XVI.C and XVI.E hereof shall survive termination of this Agreement. The Section headings in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized officers as of the date written below.

[NAME OF INTERMEDIARY]

By:
Name:
Title:
Date:

Accepted and Agreed:

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

By:
Name:
Title:
Date: